I-AM Capital Acquisition Company

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

July 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	I-AM Capital Acquisition Company
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 22, 2018
File No. 001-38188

Dear Mr. Dobbie:

I-AM Capital Acquisition Company (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 5, 2018, regarding the Revised Preliminary Proxy Statement on Schedule 14A previously filed on June 22, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Amendment No.3 to the Proxy Statement on Schedule 14A (the “Proxy Statement”), to be filed contemporaneously with the submission of this letter.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.	We note your response to our prior comment 2 and reissue. Please revise to include the financial statements for I-AM Capital Acquisition Co. pursuant to Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to do so. In this regard, we note your response focused on what was being delivered to stockholders rather than what is required in your proxy statement and how you are satisfying such disclosure obligations.

In response to the Staff’s comment, we have included our financial statements for the fiscal year ended May 31, 2018 starting from page F-67 of the Proxy Statement.

Questions and Answers About the Proposals

What equity stake will I-AM Capital hold in Smaaash after the closing?, page 2

2.	Please include a separate table to disclose the range of equity stakes that I-AM Capital will hold in Smaaash after closing of the share exchange described on page 45. Please also disclose, if true, that depending on the amount of redemptions, I-AM Capital may own less than 50% of the equity in Smaaash after the share exchange and revise the disclosure on page 105 accordingly.

In response to the Staff’s comment, we have disclosed the range of equity stakes that we will hold in Smaaash after closing of the share exchange on pages 2 and 45 of the Proxy Statement. We have also disclosed that we may own less than 50% of the equity in Smaaash on page 108 of the Proxy Statement.

Summary of the Proxy Statement

The Transaction, page 9

3.	We note your disclosure on page 45 that within six months of the closing of the transaction that the Smaaash Founders will transfer all of their ownership interest in Smaaash to I-AM Capital in exchange for newly issued shares of common stock of I-AM Capital with the goal to maintain their 33.6% ownership interest in Smaaash through their new interest in I-AM Capital. Please revise this section to disclose this agreement. Please also add a risk factor to discuss risks to investors related to this large ownership interest in the company being transferred to the Smaaash Founders. In this regard, discuss the anticipated number of shares that will be exchanged and the control the Smaaash Founders may have on I-AM Capital after the exchange.

In response to the Staff’s comment, we have disclosed the agreement of Smaaash Founders to transfer their equity interest in Smaaash to us on page 45 of the Proxy Statement. We have also added a risk factor on page 29 of the Proxy Statement.

The Subscription Agreement

Covenants and Agreements, page 45

4.	We note your disclosure that the company agreed to invest any money raised from the exercise of outstanding warrants or from capital raises outside of India into Smaaash. Please revise to clarify if this agreement has any investment limit or ceiling. Additionally, please revise the risk factor captioned “After the consummation of the Transaction, I-AM Capital may not have sufficient capital to fund its ongoing operations, effectively pursue its strategy or sustain its growth initiatives” on page 32 to discuss this agreement and any associated risks on the company’s liquidity and ability to pursue its plan of operations.

We respectfully advise the Staff that there is no investment limit or ceiling on the investment of proceeds from exercise of outstanding warrants and capital raised outside of India. We have added the foregoing disclosure on page 45 of the Proxy Statement. We have also revised the risk factor referenced by the Staff on page 32 of the Proxy Statement.

Master Franchise Agreement, page 48

5.	Please revise to clarify whether Smaaash will receive any portion of the revenue or other fees in connection with the Master Franchise Agreement.

We respectfully advise the Staff that Smaaash will not receive any portion of the revenue or other fees in connection with the Master Franchise Agreement. We have revised our disclosure on page 48 of the Proxy Statement to reflect such.

Background of the Transaction, page 51

6.	We note your response to our prior comment 13 and reissue in part. Throughout this section, we note your generic reference that key terms were negotiated or finalized. Please revise this section throughout to describe the negotiations regarding the key terms of the transactions with Smaaash so that investors understand how the parties arrived at the key terms of the transaction. For example, discuss the negotiations surrounding the price for the equity shares of Smaaash, how such price was determined, who recommended such price and any changes to such price throughout the negotiation process. Additionally, we note that the subscription agreement contains a number of covenants and agreements which will effect the company’s liquidity and control going forward. Please revise to discuss the negotiations regarding any key covenants or agreements.

In response to the Staff’s comment, we have added additional descriptions of the negotiation of key terms and key covenants and agreements on page 54 of the Proxy Statement.

7.	We note your disclosure that Mr. Kanuga and Mr. Cherian met with representatives of Yes Securities to discuss key terms for a potential transaction and then they arrived at a potential valuation range for Smaaash. Please revise to disclose the potential valuation range.

In response to the Staff’s comment, we have disclosed the potential valuation range on page 54 of the Proxy Statement.

Audited Consolidated Financial Statements

General, page F-1

8.	Please include updated audited financial statements of Smaaash Entertainment Private Limited in your next amendment in accordance with the age requirement outlined in Item 8.A.4 of Form 20-F.

In response to the Staff’s comment, we have included updated audited financial statements of Smaaash starting from page F-2 of the Proxy Statement.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Benjamin S. Reichel, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

I-AM Capital Acquisition Company

By:	/s/ F. Jacob Cherian
Name: F. Jacob Cherian
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP